

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 22, 2007

Mr. Michael J. Knesek
Senior Vice President, Controller,
and Principal Accounting Officer of the GP
Enterprise Products Partners L.P.
2727 North Loop West
Houston, TX 77008

      Re: **Enterprise Products Partners L.P.**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed February 27, 2006
              File No. 1-14323

Dear Mr. Knesek:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        April Sifford
                        Branch Chief